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FORM 12b-25	SEC FILE NUMBER
001-33042

CUSIP NUMBER
NOTIFICATION OF LATE FILING	M82183209

(Check one):	☐ Form 10-K ☐ Form N-SAR	☒ Form 20-F ☐ Form N-CSR	☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D

For Period Ended: December 31, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Rosetta Genomics Ltd
Full Name of Registrant

N/A
Former Name if Applicable

10 Plaut Street, Science Park
Address of Principal Executive Office (Street and Number)

Rehovot 76706, Israel
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to continued attempts to consummate a merger with Genoptix, Inc., and the Company’s significant lack of resources, the Company has been unable to prepare its financial statements without unreasonable effort or expense. The Company does not believe it will be able to file its Form 20-F within the fifteenth calendar day after its prescribed due date. On April 26, 2018, shareholders of Rosetta Genomics Ltd. (the “Company”) approved the merger of the Company with a subsidiary of Genoptix, Inc., at the Company’s Extraordinary General Meeting of Shareholders. The merger is expected to close on or about May 27, 2018.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ron Kalfus	215	382-9000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ NO ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Rosetta Genomics Ltd

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 1, 2018	By:	/s/ Ron Kalfus
		Name:	Ron Kalfus
		Title:	CFO